82-4401

06012840

RECEIVED
2006 APR 26 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PSG
CAPITAL LIMITED

24 April April 2006

**SUPPL**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

***Per fax: 091 202 772 9207***

*Number of pages in total:* ***3***

Dear Sir/Madam

**JD GROUP LIMITED: TRADING STATEMENT**

The enclosed letter and attachment is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise, subject thereto that the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at:

Telephone : +27 11 797 8436
Facsimile : +27 11 797 8435
E-mail : gerhards@psgcapital.com

PROCESSED
APR 26 2006
THOMSON
FINANCIAL

Yours faithfully
**PSG CAPITAL LIMITED**

**G P SWART**
**Director: Corporate Finance**
cc Melvyn Jaye, Company Secretary : JD Group Limited
cc Solette Wilke

dlw 4/26

PSG
CAPITAL LIMITED

24 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

Dear Sir/Madam

**JD GROUP LIMITED ("JD Group"): TRADING STATEMENT**

We enclose, for your information, a copy of JD Group's Trading Statement announcement as disseminated on the Securities Exchange News Service of the JSE Limited on Friday, 21 April 2006.

Yours faithfully
**PSG CAPITAL LIMITED**

**G P SWART**
**Director: Corporate Finance**
cc Melvyn Jaye, Company Secretary : JD Group Limited
cc Solette Wilke

JD Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1981/009108/06)
JSE Code: JDG
ISIN: ZAE000030771
("the Group")

**TRADING STATEMENT**

In compliance with paragraph 3.4 of the Listing Requirements of the JSE Limited, the directors wish to advise shareowners that both earnings per share and headline earnings per share of the Group for the six months ended 28 February 2006 are expected to be between 20% and 25% higher than those reported for the previous corresponding period.

Shareowners are advised that the information contained in this Trading Statement has neither been reviewed nor reported on by the Group's external auditors.

The Group's results for the six months ended 28 February 2006 will be released on the Securities Exchange News Service on Monday 8 May 2006.

Johannesburg
21 April 2006

Sponsor
PSG Capital Limited